EXHIBIT 18.1

March 31, 2010

The Board of Directors
The LGL Group, Inc.

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated balance sheets of The LGL Group, Inc., and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholder’s equity and cash flows for the years then ended and have reported thereon under date of March 31, 2010.  The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2009.  As stated in Note A to those financial statements, the Company changed its method of accounting for a portion of its inventories from the last-in, first-out (“LIFO”) method to the first-in, first-out (“FIFO”) method, and states that the newly adopted accounting principle is preferable in the circumstances because FIFO is used by substantially all of the Company’s competitors.  In accordance with your request, we have reviewed and discussed with Company officials the circumstances, business judgment and planning upon which the decision to make this change in the method was based.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method.  However, for purposes of The LGL Group, Inc.’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ J.H. Cohn LLP

Roseland, New Jersey